February 25, 2014

Robert F. Telewicz, Jr.
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Compliance & Risk Management Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 4, 2013
File No. 333-192647

Dear Mr. Telewicz:

On behalf of our client, Compliance & Risk Management Solutions, Inc. (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on December 4, 2013, as amended by Amendmet No. 1 to Registration Statement on Form S-1 filed on January 16, 2014 (collectively, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated February 7, 2014  (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety:

Prospectus Cover Page

1.	Please include a footnote to the offering proceeds table to indicate that you have deducted your estimated offering expenses from the “net proceeds to company” line.

Response:   In response to the Staff’s comment, the requested footnote has been included in the Amendment.

Use of Proceeds, Page 15

2.
We note your disclosure on page 41 that Ocean Cross Business Solutionns Group LLC agreed to defer its fees until you complete a financing that allows you to pay all of your legal fees.  Please revise your disclosure here and in the Use of Proceeds section, if applicable, to indicate if proceeds from this offering will be used to pay fees due to Ocean Cross Business Solutions Group LLC, or advise.

1299 Ocean Avenue, Suite 450, Santa Monica, CA 90401
Phone 310.982,2720 | Fax 310.458.8007
Email info@indegliacarney.com | www.indegliacarney.com

Robert Telewicz, Jr.
February 25, 2014

Response:  Please be advised that Ocean Cross Business Consulting Group (“OCB”) agreed to defer its fees at the request of the Company.   As of the date hereof, the Company has not requested that OCB defer any fees and no fees are currently due and payable to OCB.  As such, no proceeds from the offering will be used to pay fees due to OCB. Additional language has been included in the Amendment under "Use of Proceeds," and  “Certain Relationships and Related Transactions” to clarify that the deferral occurs only at the request of the Company (and no such deferral has been requested).

Selling Shareholders, page 16

3.
We refer to the selling shareholders table on page 17 and specifically the “Shares of Common Stock Owned Prior to the Offering” column.  Please revise the total shares amount so that shares that are beneficially owned by more than one person are not counted twice, as appears to be the case.

Response:  In response to the Staff’s comment, the selling shareholders table has been revised as requested.

Selling Shareholders, page 16

4.
We note your disclosure on page 17 that Michael E. Tobler is an affiliate of a broker-dealer and that at the time he purchased the shares being registered, he had no arrangements or understandings, directly or indirectly with any person to distribute the securities.  Please note that a selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter, unless the prospectus also states, if true, that the selling stockholder purchased the shares being registered for resale in the ordinary course of business.  Please revise or advise.

Response:   Please be advised that Mr. Tobler purchased the shares being registered for resale in the ordinary course of business.   This disclosure has been included in the Amendmnet in Mr. Tobler’s footnote to the applicable table.

State Securities-Blue Sky Laws, page 21

5.	We note your response to comment 17 of our letter dated December 27, 2013. We note, however, that there is still a reference to being a shell company on page 21. Please revise or advise.

Response:  Please be advised that the reference to “shell company” has been removed in the Amendment.

Robert Telewicz, Jr.
February 25, 2014

2013 Summary Compensation Table, page 40

6.
We note your disclosure on page 7 that Mrs. Schloth was the original director and officer of the company from July 29 through August 31, 2013.  Please revise this section to include disclosure concerning Mrs. Schloth.  Refer to Item 402(m)(2)(i) of the Regulation S-K.

Response:   In response to the Staff’s comment, the referenced section has been revised as requested.

Exhibit 5.1

7.	Please have counsel revise its opinion to specify that its opinion pertains to the corporate laws of the jurisdiction of your incorporation.

Response:  In response to the Staff’s comment, the opinion has been revised as requested.

Please be advised that the Company has included its financial statements for the period ended December 31, 2013 in the Amendment.

On behalf of the Company, please be advised that the Company has endeavored to respond fully to each of the staff’s comments.  We acknowledge and understand that any comment from the staff regarding these issues would not be binding and would not commit the staff in any manner.  Further, the Company acknowledges in a separate letter of even date herewith that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Robert Telewicz, Jr.
February 25, 2014

Please advise us as soon as possible if the Staff has any further comments relating to the Registration Statement or the responses provided.  You can contact the undersigned at (310) 982-2723.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

/s/ Gregory R. Carney
Gregory R. Carney

cc:        Compliance & Risk Management Solutions, Inc.